SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
(Rule 13d-102)

(Amendment  No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

ROSETTA GENOMICS LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M82183 100

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M82183 100	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Isaac Bentwich, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 964,960 ordinary shares
	6	SHARED VOTING POWER 506,674 ordinary shares
	7	SOLE DISPOSITIVE POWER 964,960 ordinary shares
	8	SHARED DISPOSITIVE POWER 506,674 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,471,634 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:

Rosetta Genomics Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

10 Plaut Street, Science Park
Rehovot 76706 POB 4059, Israel

Item 2(a).	Name of Person Filing:

Isaac Bentwich, M.D.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Rosetta Genomics Ltd.
10 Plaut Street, Science Park
Rehovot 76706 POB 4059, Israel

Item 2(c).	Citizenship:

Israel

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value NIS 0.01 per share

Item 2(e).	CUSIP Number:

M82183 100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(i)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)           Amount beneficially owned:   1,471,634 ordinary shares.  Consists of (i) 960,736 ordinary shares directly owned by Dr. Bentwich, (ii) 4,224 ordinary shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of December 31, 2010, and (iii) 506,674 ordinary shares held by Harmonia 2000. Harmonia 2000 is an Israeli non-profit association, of which Dr. Bentwich is one of seven members, and one of three members of its managing board. The members of Harmonia 2000’s managing board control the securities held by Harmonia 2000, and Dr. Bentwich is therefore deemed to beneficially own the securities owned by Harmonia 2000. Dr. Bentwich disclaims any beneficial ownership of the securities owned by Harmonia 2000.

(b)           Percent of class:   7.6%

(c)           Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:   964,960 ordinary shares, consisting of the 960,736 ordinary shares directly owned by Dr. Bentwich and the 4,224 ordinary shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of December 31, 2010.

(ii)           shared power to vote or to direct the vote:   506,674 ordinary shares, consisting of the 506,674 ordinary shares held by Harmonia 2000.

(iii)           sole power to dispose or to direct the disposition of:   964,960 ordinary shares, consisting of the 960,736 ordinary shares directly owned by Dr. Bentwich and the 4,224 ordinary shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of December 31, 2010.

(iv)           shared power to dispose or to direct the disposition of:   506,674 ordinary shares, consisting of the 506,674 ordinary shares held by Harmonia 2000.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].  Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2011	/s/ Isaac Bentwich
Isaac Bentwich, M.D.